EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Earnings:
Net Income	$76,909	$61,508	$66,663	$57,759	$41,060	$46,794
Plus Federal Income Taxes	45,584	15,693	8,571	45,484	(43,956)	(21,393)
Plus State Income Taxes	6,910	2,869	1,721	8,928	(7,529)	(3,343)
Plus Provision for Deferred Income Taxes	(1,651)	14,521	25,453	(17,751)	75,659	48,354
Plus Deferred Investment Tax Credits	(1,795)	(1,791)	(1,791)	(1,791)	(1,791)	(1,791)
Plus Fixed Charges (as below)	39,243	39,586	44,465	46,155	42,377	47,210

Total Earnings	$165,200	$132,386	$145,082	$138,784	$105,820	$115,831

Fixed Charges:
Interest on Long-term Debt	$29,136	$26,528	$26,473	$29,305	$28,401 *	$36,595 *
Interest on Short-term Debt	4,107	7,058	10,902	9,513	6,508 *	4,647 *
Distributions on Trust Preferred Securities	6,000	6,000	6,000	6,000	6,000	4,500
Estimated Interest Element in Lease Rentals	--	--	1,090	1,337	1,468	1,468

Total Fixed Charges	$39,243	$39,586	$44,465	$46,155	$42,377	$47,210

Ratio of Earnings to Fixed Charges	4.20	3.34	3.26	3.00	2.49	2.45

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.